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                                                                     Exhibit 1.9
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                           AES TERMINATES TENDER OFFER

ARLINGTON, VA, November 7, 2001 -- The AES Corporation (NYSE: AES) announced that it had terminated its tender offers to purchase shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV). All shares and ADSs of CANTV tendered in the AES offers will be returned to the tender holders. AES added that the actions finally taken by CANTV management in response to its offers improve shareholder value.

Paul Hanrahan, President of AES Americas stated, "The confirmation by CANTV that it will continue with its announced share repurchase program is good for all shareholders. We are also pleased with the SEC filing by Verizon that it will support an improved CANTV dividend policy."

AES added that it intended to participate in the CANTV repurchase program.

Mr. Hanrahan concluded, "From the standpoint of CANTV's minority shareholders the events of the last few months resulted in a positive outcome. The $1 billion of cash held at CANTV is being distributed to all shareholders and Verizon has committed to a much improved dividend policy to distribute cash not needed in the business to shareholders. We are also pleased with the important role the CNV has played in protecting the interests of CANTV's minority shareholders."

AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Cameroon, Canada, Chile, China, Colombia, Czech. Republic, Dominican Republic, El Salvador, Georgia, Germany, Hungary, India, Italy, Kazakhstan, the Netherlands, Nigeria, Mexico, Oman, Pakistan, Panama, Qatar, Sri Lanka, Ukraine, the United Kingdom, the United States and Venezuela.

The company's generating assets include interests in one hundred and eighty two facilities totaling over 62 gigawatts of capacity. AES's electricity distribution network has over 946,000 km of conductor and associated rights of way and sells over 135,000 gigawatt hours per year to over 19 million end-use customers. In addition, through its various retail electricity supply businesses, the company sells electricity to over 154,000 end-use customers.


AES is dedicated to providing electricity worldwide in a socially responsible way.


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This news release may include forward-looking statements. Actual events and results may differ materially from those projected. Factors that could affect actual results are discussed in AES's filings with the Securities and Exchange Commission, and readers are encouraged to read those filings to learn more about the risk factors associated with AES's businesses.

                                    * * * * *

For more general information visit our web site at www.aesc.com or contact
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